UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 6, 2009

Commission File Number 001-10691

Diageo plc

(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statement on Form F-3 (No. 333-153488) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIAGEO PLC (Registrant)

Dated: November 6, 2009	By:	/s/ Anna Manz
Name: Anna Manz
Title: Treasurer & Finance Committee Member

INDEX TO EXHIBITS

Exhibit Number	Description of Document

5.1	Opinion of Slaughter and May, English solicitors to Diageo plc, as to the validity of the Guarantees as to certain matters of English law.

5.2

Opinion of Sullivan & Cromwell LLP, U.S. legal advisors to Diageo plc and Diageo Finance B.V., as to the validity of the Guarantees of Diageo plc and Debt Securities of Diageo Finance B.V. as to certain matters of New York law.

5.3	Opinion of DeBrauw Blackstone Westbroek B.V. Dutch legal advisors to Diageo Finance B.V. and Diageo plc, as to the validity of the Securities of Diageo Finance B.V.